May  23, 2005



Ms. Dorine H. Miller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                                       Re:  Torbay Holdings, Inc. (Registrant")
                                            Registration Statement on Form SB-2
                                            File No. 333-122773


Dear Ms. Miller:

         Reference is made to your comment letter, dated May 13, 2005 to our client, Torbay Holdings, Inc. (the "Company"), relating to the subject registration statement (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Prospectus Cover Page


1. Please disclose why the 1,388,889 shares of common stock the registrant is obligated to issue to Nutmeg Group, LLC ("Nutmeg") were not issued prior to filing this resale prospectus. Discuss the material terms of the subscription agreement that governs the sale of these shares to Nutmeg. Tell us why you believe it is appropriate to register the resale of the shares at this time, given that they have not been issued. We may have additional comments upon review of your response.

A certificate for the shares has now been issued. There is no substantive reason for not issuing the certificate at the time the shares were paid for, other than, as a matter of convenience, Nutmeg had asked the Company that a certificate not be issued until the Registration Statement became effective. The first paragraph under the table contained in the section "Selling Stockholder" contains a discussion of the material terms of the document that governs the sale of the 1,388,889 shares to Nutmeg. This document is the Term Sheet which has been filed as Exhibit 10.4 to the Registration Statement.


2. Describe Nutmeg in greater detail as a principal stockholder under the caption "Security Holders" on page 40 or elsewhere as appropriate. Identify the natural persons(s) who exercise voting and/or investment power over the securities held by Nutmeg. See Rule 13d-3 of the Securities Exchange Act of 1934.

Footnote (3) to the table contained in Security Ownership of Certain Beneficial Owners and Management has been expanded to give greater detail about Nutmeg and its owners and management.

         On behalf of the Company we represent as follows:

(a) the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement;

(b) the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing nor does the SEC's action, pursuant to delegated authority in declaring the registration statement effective, foreclose the SEC from taking any action with respect to the filing or relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company will not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.



                                                  Very truly yours,

                                                  /s/ Darren Ofsink
                                                  -----------------
                                                  Darren Ofsink